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SEC FILE NUMBER
1-10767

CUSIP NUMBER
761286128 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
RETAIL VENTURES, INC.

Full Name of Registrant

Former Name if Applicable
4150 E. Fifth Avenue

Address of Principal Executive Office (Street and Number)
Columbus, Ohio 43219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In connection with the registrant’s assumption after the end of its third quarter of the rights and obligations related to the Filene’s Basement defined benefit pension plan (the “Pension Plan”) (as a part of the registrant’s previously reported Settlement Agreement, dated as of September 25, 2009, with FB Liquidating Estate, Inc., formerly known as Filene’s Basement, Inc. , FB Services LLC and FB Leasing Services LLC (collectively, the “Debtors”), DSW Inc. and the Official Committee of Unsecured Creditors appointed in the Chapter 11 case for the Debtors ), the registrant has determined that it is necessary to restate the financial statements for its first two quarters of 2009, and to prepare the third quarter financial statements, to account for the Pension Plan in continuing operations rather than as a guarantee attributable to discontinued operations. As a result, the registrant is not able to complete the financial statements necessary to timely file its Form 10-Q for the fiscal quarter ended October 31, 2009. The registrant is not able to eliminate the foregoing reason causing its inability to timely file without unreasonable effort or expense. The registrant anticipates that it will be able to file its Form 10-Q for the fiscal quarter ended October 31, 2009 not later than December 15, 2009.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James A. McGrady	614	238-4148
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Retail Ventures, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 11, 2009	By	/s/ James A. McGrady

James A. McGrady
Chief Executive Officer, Chief Financial Officer, President and Treasurer